UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Rule 14d-100)

Tender Offer Statement under Section 14(d)(1)

or Section 13(e)(1) of the Securities Exchange Act of 1934

Amendment No. 2

NEW ALBERTSON’S, INC.

(Name of Subject Company (Issuer))

NEW ALBERTSON’S, INC. (Issuer)

SUPERVALU INC. (Offeror)

(Names of Filing Persons)

7.25% Hybrid Income Term Security Units (HITS)

(Title of Class of Securities)

013104 20 3

(CUSIP Number of Class of Securities)

John P. Breedlove, Esq.

Vice President, Business Law and Corporate Secretary

SUPERVALU INC.

11840 Valley View Road

Eden Prairie, Minnesota 55344

(952) 828-4000

(Name, address, and telephone numbers of person authorized

to receive notices and communications on behalf of filing persons)

COPIES TO:

Gary L. Tygesson, Esq. Dorsey & Whitney LLP 50 South Sixth Street, Suite 1500 Minneapolis, MN 55402 (612) 340-2600	Robert Evans III, Esq. Shearman & Sterling LLP 599 Lexington Avenue New York, NY 10022 (212) 848-4000

CALCULATION OF FILING FEE

Transaction Value*	Amount of Filing Fee**
$1,169,956,860	$125,186

*	Estimated solely for the purpose of calculating the amount of the filing fee and based on the product of (i) $25.45, the average high and low prices per unit of the 7.25% Hybrid Income Term Security Units (the “HITS”) in the form of Corporate Units as reported on the New York Stock Exchange on October 18, 2006 and (ii) 45,970,800, which represents the maximum number of Corporate Units sought in the tender offer.
**	The amount of the filing fee was calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934 and equals $107.00 for each $1,000,000 of the value of the transaction.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount previously paid: $125,186	Filing Party: New Albertson’s, Inc. SUPERVALU INC.

Form or Registration No.: Schedule TO	Date Filed: October 23, 2006

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☒	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

INTRODUCTORY STATEMENT

This Amendment No. 2 (“Amendment No. 2”) relates to the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission (the “Commission”) on October 23, 2006 by SUPERVALU INC., a Delaware corporation (“SUPERVALU”), and New Albertson’s, Inc., a Delaware corporation and wholly owned subsidiary of SUPERVALU (“New Albertson’s”), pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), as amended and supplemented by Amendment No. 1 to the Tender Offer Statement on Schedule TO filed with the Commission by SUPERVALU and New Albertson’s on October 31, 2006 (collectively, the “Schedule TO”), in connection with SUPERVALU’s offer (the “Offer”) to purchase for cash each validly tendered and accepted 7.25% Hybrid Income Term Security Unit (each, a “Unit” and collectively, the “Units”) in the form of a Corporate Unit (each, a “Corporate Unit” and collectively, the “Corporate Units”) of New Albertson’s at a purchase price of $25.22 in cash per Corporate Unit upon the terms and subject to the conditions set forth in the Offer to Purchase, dated October 23, 2006 (the “Offer to Purchase”), and in the related Letter of Transmittal (the “Letter of Transmittal”), filed as exhibits to the Schedule TO. The Offer will expire at 12:00 midnight, New York City time, on November 20, 2006 (such date and time, as the same may be extended, the “Expiration Date”), unless extended or earlier terminated by SUPERVALU.

This Amendment No. 2 is being filed by SUPERVALU and New Albertson’s to amend and supplement certain provisions of the Schedule TO to the extent set forth herein.

This Amendment No. 2 is intended to satisfy the disclosure requirements of Rule 13e-4(c)(3) under the Exchange Act.

The information set forth in the Offer to Purchase, and the accompanying Letter of Transmittal, is hereby expressly incorporated herein by reference in response to all items required in the Schedule TO, except that such information is hereby amended and supplemented to the extent specifically provided herein.

2

The section entitled “Cautionary Statement Regarding Forward-Looking Statements” on page 1 of the Offer to Purchase is hereby amended and supplemented by deleting the penultimate sentence of the second paragraph thereof in its entirety and by amending and restating the last sentence of the second paragraph thereof in its entirety with the following sentence:

“Any forward-looking statement speaks only as of the date on which it is made, and SUPERVALU and New Albertson’s disclaim any obligation to subsequently revise any forward-looking statement to reflect events or circumstances after such date or to reflect the occurrence of anticipated or unanticipated events except as may be required by the federal securities laws.”

The section entitled “Additional Information” on page 48 of the Offer to Purchase is hereby amended and supplemented as follows:

(a) the fourth bullet point under the third full paragraph on page 48 of the Offer to Purchase has been revised to read as follows:

“•	all documents SUPERVALU files with the SEC pursuant to Sections 13, 14 and 15(d) of the Exchange Act subsequent to the date of this Offer to Purchase and prior to 12:00 midnight, New York City time, on the Expiration Date;”

(b) the eighth bullet point under the third full paragraph on page 38 of the Offer to Purchase has been revised to read as follows:

“•	all documents New Albertson’s files with the SEC pursuant to Sections 13, 14 and 15(d) of the Exchange Act subsequent to the date of this Offer to Purchase and prior to 12:00 midnight, New York City time, on the Expiration Date;”

Item 4.    Terms of the Transaction.

Item 4 of the Schedule TO is hereby amended and supplemented as follows:

Offer to Purchase

The first sentence of the third paragraph on the cover page of the Offer to Purchase has been revised to read as follows:

“The Offer will expire at 12:00 midnight, New York City time, on November 20, 2006 (such time and date, as the same may be extended, the “Expiration Date”), unless extended or earlier terminated by us.”

The answer to the question entitled “When does the Offer expire?” of the section entitled “Questions and Answers About the Offer” on page 6 of the Offer to Purchase has been revised to read as follows:

“The Offer will expire at 12:00 midnight, New York City time, on November 20, 2006, unless extended or earlier terminated by us.”

The first sentence of the answer to the question entitled “Until when may I withdraw previously tendered Corporate Units” of the section entitled “Questions and Answers About the Offer” on page 8 of the Offer to Purchase has been revised to read as follows:

“If not previously returned, you may withdraw previously tendered Corporate Units at any time until the Offer has expired, that is, 12:00 midnight, New York City time, on November 20, 2006, unless extended or earlier terminated by us.”

The first sentence of the section entitled “The Offer—3. Expiration Date” on page 36 of the Offer to Purchase has been revised to read as follows:

“The Offer will expire at 12:00 midnight, New York City time, on November 20, 2006.”

The section entitled “The Offer—5. Conditions to the Offer” on pages 38 and 39 of the Offer to Purchase has been revised as follows:

(a) the first bullet point under the first full paragraph on page 38 of the Offer to Purchase has been deleted in its entirety.

(b) the second bullet point under the first full paragraph on page 38 of the Offer to Purchase has been revised to read as follows:

“•	there shall have been instituted or be pending any action or proceeding before or by any court, governmental, regulatory or administrative agency or instrumentality, or by any other person, in connection with the Offer, that is, or is reasonably likely to be, in our reasonable judgment, materially adverse to the business, operations, properties, condition, assets, liabilities or prospects of SUPERVALU and its subsidiaries, or which would, in our reasonable judgment, prohibit, prevent, restrict or delay consummation of the Offer;”

(c) the third bullet point under the first full paragraph on page 38 of the Offer to Purchase has been revised to read as follows:

“•	an order, statute, rule, regulation, executive order, stay, decree, judgment or injunction shall have been proposed, enacted, entered, issued, promulgated, enforced or deemed applicable by any court or governmental, regulatory or administrative agency or instrumentality that, in our reasonable judgment, would prohibit, prevent, restrict or delay consummation of the Offer, or that is, or is reasonably likely to be, materially adverse to the business, operations, properties, condition, assets, liabilities or prospects of SUPERVALU and its subsidiaries;”

(c) the penultimate sub-bullet point above the first full paragraph on page 39 of the Offer to Purchase has been revised to read as follows:

“•	any limitation (whether or not mandatory) by any government or governmental, administrative or regulatory authority or agency, domestic or foreign, or other event that, in our reasonable judgment, could affect the extension of credit by banks or other lending institutions; or”

(d) the following new paragraph has been added under the first full paragraph on page 39 of the Offer to Purchase:

“On October 31, 2006, we completed the Notes Offering. The Notes are our senior obligations and rank equally with all of our other senior unsecured indebtedness. As a result, the condition that we issue a minimum of $500 million aggregate principal amount of our senior notes through the Notes Offering, on terms and conditions reasonably satisfactory to us, has been satisfied.”

(e) The last sentence of the first full paragraph on page 39 of the Offer to Purchase has been deleted in its entirety.

The fourth sentence of the section entitled “The Offer—8. Determination of Validity” on page 42 of the Offer to Purchase has been deleted in its entirety.

The first sentence of the first full paragraph of section entitled “The Offer—9. Withdrawal of Tenders” on page 43 of the Offer to Purchase has been revised to read as follows:

“You may validly withdraw Corporate Units that you tender at any time prior to the Expiration Date, which is 12:00 midnight, New York City time, on November 20, 2006, unless we extend it.”

The second sentence of the fifth full paragraph of section entitled “The Offer—9. Withdrawal of Tenders” on page 43 of the Offer to Purchase has been deleted in its entirety.

Letter of Transmittal

The first sentence in the box on the cover page of the Letter of Transmittal has been revised by deleting the words “5:00 P.M.” and substituting the words “12:00 MIDNIGHT.”

Item 7.    Source and Amount of Funds or Other Consideration.

Item 7 of the Schedule TO is hereby amended and supplemented as follows:

The answer to the question entitled “What are the conditions to the Offer?” of the section entitled “Questions and Answers About the Offer” on page 6 of the Offer to Purchase has been revised to read as follows:

“The Offer is conditioned upon the closing conditions described in the section of this Offer to Purchase entitled “The Offer—Conditions to the Offer.”

We may waive any of the conditions of this Offer. If any of the conditions is not satisfied or waived, we will not accept for purchase any validly tendered Corporate Units. For more information regarding the conditions to the Offer, see the section of this Offer to Purchase entitled “The Offer—Conditions to the Offer.”

On October 31, 2006, we completed an offering (the “Notes Offering”) of $500 million in aggregate principal amount of our 7.50% Senior Notes due 2014 (the “Notes”). The Notes are our senior obligations and rank equally with all of our other senior unsecured indebtedness. As a result, the condition that we issue a minimum of $500 million aggregate principal amount of our senior notes through a public offering registered under the Securities Act of 1933, as amended, on terms and conditions reasonably satisfactory to us, has been satisfied.”

The third and fourth sentences of the section entitled “The Offer—4. Source of Cash to be Paid in the Offer” on page 37 of the Offer to Purchase have been revised to read as follows:

“The Notes Offering commenced at the same time that we commenced the Offer and was completed on October 31, 2006. The Notes are fixed rate debt securities maturing in 2014, are our senior obligations and rank equally with all of our other senior unsecured indebtedness and include, among other terms, a provision requiring SUPERVALU to make an offer to purchase the Notes at a purchase price equal to 101% of the principal amount thereof plus accrued and unpaid interest, if any, to the date of purchase in the event of the occurrence of certain change of control events.”

Item 12.    Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented as follows:

In Exhibit (a)(1)(C), Form of Notice of Guaranteed Delivery, the sentence in the box on the cover page has been revised by deleting the words “5:00 P.M.” and substituting the words “12:00 MIDNIGHT.”

In Exhibit (a)(1)(D), Form of Letter to Registered Holders and Depository Trust Company Participants, the sentence in the box on the cover page has been revised by deleting the words “5:00 P.M.” and substituting the words “12:00 MIDNIGHT.”

In Exhibit (a)(1)(E), Form of Letter to Clients, the sentence in the box on the cover page has been revised by deleting the words “5:00 P.M.” and substituting the words “12:00 MIDNIGHT.”

In Exhibit (a)(1)(F), Form of Letter to Holders of Corporate Units, the first sentence of the fourth paragraph has been revised by deleting the words “5:00 P.M.” and substituting the words “12:00 MIDNIGHT.”

The following exhibit has been added: (a)(5)(B), Press Release issued by SUPERVALU on November 3, 2006.

Schedule 13E-3, Item 4.    Terms of the Transaction.

The amendments to Item 4 of the Schedule TO are incorporated herein by reference.

Schedule 13E-3, Item 7.    Purposes, Alternatives, Reasons and Effects.

Schedule 13E-3, Item 7 of the Schedule TO is hereby amended and supplemented as follows:

The following new sentence has been added to the end of the first paragraph of the answer to the question entitled “What will participating Corporate Unit holders receive in the Offer?” on page 4 of the Offer to Purchase:

“The offered purchase price represents the value of the cash flows payable with respect to the Corporate Units up to and including May 16, 2007, discounted to the expected date of payment for the Corporate Units in the Offer at a spread of 50 basis points over a reference U.S. Treasury security that matures closest to May 16, 2007. This calculation was based upon our determination that trades in the Corporate Units on the NYSE were being priced on this basis, although the discount rate used to calculate the Purchase Price was considered to be more favorable to investors than that typically used to price trades on the NYSE.”

The first two sentences of the first paragraph of the section entitled “Special Factors—Background” on page 29 of the Offer to Purchase have been revised to read as follows:

“We are conducting the Offer to (1) reduce the amount of our debt maturing in 2009 and lengthen the term to maturity of our outstanding debt and (2) avoid certain practical considerations inherent in the remarketing process relating to the Senior Notes associated with the Corporate Units, as well as the payment of the remarketing fee to the Remarking Agent in connection with such remarketing. On August 8, 2006, at a regularly scheduled meeting, the Finance Committee of our Board of Directors discussed various steps with respect to reducing the amount of our debt maturing in 2009 and lengthening the term to maturity of our outstanding debt, and in particular, a reduction in the outstanding number of Corporate Units and in the aggregate principal amount of Senior Notes underlying the Corporate Units.”

The second sentence of the second paragraph of the section entitled “Special Factors—Background” on page 29 of the Offer to Purchase has been revised to read as follows:

“Beginning in mid-August 2006, our management held meetings with representatives of several investment banks, including Merrill Lynch, at which management and such representatives discussed a tender offer relating to the Corporate Units and financing options for such tender offer.”

The first sentence of the third paragraph of the section entitled “Special Factors—Background” on page 29 of the Offer to Purchase has been revised to read as follows:

“On September 22, 2006, representatives of Merrill Lynch again met with management to discuss a cash tender offer for any and all outstanding Corporate Units and the possibility of using the net proceeds of an offering of convertible or nonconvertible debt securities to pay a portion of the aggregate purchase price for such tender offer.”

The following new sentence has been added to the end of the penultimate paragraph of the section entitled “Special Factors—Background and Purposes of the Offer—Background” on page 29 of the Offer to Purchase:

“The offered purchase price represents the value of the cash flows payable with respect to the Corporate Units up to and including May 16, 2007, discounted to the expected date of payment for the Corporate Units in the Offer at a spread of 50 basis points over a reference U.S. Treasury security that matures closest to May 16, 2007. This calculation was based upon our determination that trades in the Corporate Units on the NYSE were being priced on this basis, although the discount rate used to calculate the Purchase Price was considered to be more favorable to investors than that typically used to price trades on the NYSE.”

Schedule 13E-3, Item 8.    Fairness of the Transaction.

Schedule 13E-3, Item 7 of the Schedule TO is hereby amended and supplemented as follows:

The second sentence of the answer to the question entitled “Has SUPERVALU made any determination as to the fairness of the Offer to holders of Corporate Units?” of the section entitled “Questions and Answers About the Offer” on page 4 of the Offer to Purchase has been revised to read as follows:

“In making our determination as to the fairness of the Offer, we considered a number of factors related to the fairness of the Purchase Price, including, in particular, the current terms of the Corporate Units, the number of shares of SUPERVALU common stock to be issued on the Purchase Contract Settlement Date and the estimated present value of the future cash payments payable with respect to the Corporate Units, as well as a number of factors related to the procedural fairness of the Offer.”

The last sentence of the answer to the question entitled “Has SUPERVALU made any determination as to the fairness of the Offer to holders of Corporate Units?” of the section entitled “Questions and Answers About the Offer” on page 5 of the Offer to Purchase has been deleted in its entirety.

The following two new paragraphs have been added under the first paragraph of the answer to the question entitled “Has SUPERVALU made any determination as to the fairness of the Offer to holders of Corporate Units?” of the section entitled “Questions and Answers About the Offer” on page 5 of the Offer to Purchase:

“Management determined that the present value of future cash payments payable with respect to the Corporate Units up to and including May 16, 2007 should be given the most weight in determining the fairness of the Purchase Price, as this was the basis upon which trades in the Corporate Units on the NYSE were being priced. In addition, the Purchase Price was calculated using a more favorable discount rate than that used to price trading of the Corporate Units on the NYSE, so that the Purchase Price was expected to exceed the market price of the Corporate Units, after adjusting for accrued Contract Adjustment Payments and interest payments. The Purchase Contract component of the Corporate Units was considered to have minimal value because the market price of SUPERVALU common stock would have to exceed $46.54 per share on May 16, 2007 in order for a holder of Corporate Units to receive more consideration upon settlement of its Purchase Contract than such holder had originally paid under such Purchase Contract. The historical trading prices of the Corporate Units were also considered.

In addition, SUPERVALU believes that the Offer is procedurally fair to the Corporate Unit holders who are not affiliated with SUPERVALU based on a number of factors, including, among other things, that Corporate Unit holders are free to accept or reject the Offer in their sole discretion and, since none of the Corporate Units are held by affiliates of SUPERVALU, none of SUPERVALU’s directors or officers had any conflict of interest in considering or approving the Offer. For more information regarding SUPERVALU’s determination of the fairness of the Offer to the holders of Corporate Units, see the section of this Offer to Purchase entitled “Special Factors—Fairness and Factors Considered in Determining Fairness.”

The first two sentences of the first paragraph of the section entitled “Special Factors—Fairness and Factors Considered in Determining Fairness” on page 34 of the Offer to Purchase have been revised to read as follows:

“SUPERVALU reasonably believes that the Offer is fair in its entirety to unaffiliated Corporate Unit holders, including, without limitation, with respect to the amount and form of consideration offered, as described below. In making its determination as to the fairness of the Offer, management considered a number of factors related to the fairness of the Purchase Price and the procedural fairness of the Offer.”

The following new paragraph has been added under the first full paragraph of the section entitled “Special Factors—Fairness and Factors Considered in Determining Fairness” on page 34 of the Offer to Purchase:

“SUPERVALU reasonably believes that the Purchase Price to be received by the unaffiliated Corporate Unit holders pursuant to the Offer is fair to such Corporate Unit holders. SUPERVALU’s belief is based upon the factors described in the following paragraph, each of which, in SUPERVALU’s judgment, supports its conclusion as to the fairness of the Offer.”

In the second full paragraph of the section entitled “Special Factors—Fairness and Factors Considered in Determining Fairness” on page 34 of the Offer to Purchase, the words “Remarketing Date” have been deleted and replaced with the words “May 16, 2007.”

The following new disclosure been added under the second full paragraph of the section entitled “Special Factors—Fairness and

Factors Considered in Determining Fairness” on page 34 of the Offer to Purchase:

“Management determined that the present value of future cash payments payable with respect to the Corporate Units up to and including May 16, 2007 should be given the most weight in determining the fairness of the Purchase Price, as this was the basis upon which trades in the Corporate Units on the NYSE were being priced. In addition, the Purchase Price was calculated using a more favorable discount rate than that used to price trading of the Corporate Units on the NYSE, so that the Purchase Price was expected to exceed the market price of the Corporate Units, after adjusting for accrued Contract Adjustment Payments and interest payments. The Purchase Contract component of the Corporate Units was considered to have minimal value because the market price of SUPERVALU common stock would have to exceed $46.54 per share on May 16, 2007 in order for a holder of Corporate Units to receive more consideration upon settlement of its Purchase Contract than such holder had originally paid under such Purchase Contract, and management considered that this threshold was unlikely to be reached given the historical and present market prices of SUPERVALU common stock and the short period of time remaining between the date of the Offer and May 16, 2007. The historical trading prices of the Corporate Units were also considered, although the portion of the trading price that was representative of the accrued Contract Adjustment Payments and interest payments was excluded, as these payments are being paid to holders independent of the Offer on the regular payment date.

In addition, SUPERVALU believes that the Offer is procedurally fair to the Corporate Unit holders who are not affiliated with SUPERVALU based on the following factors:

•	SUPERVALU noted that Corporate Unit holders are free to accept or reject the Offer in their sole discretion. If Corporate Unit holders wish to forego participating in the Offer, they will retain their Corporate Units and the right to receive a quarterly Contract Adjustment Payment and interest payment on each of February 16, 2007 and May 16, 2007, as well as any excess proceeds of the remarketing if the remarketing of the Senior Notes is successful at the price set forth in the Purchase Contract Agreement. Accordingly, the rights of the Corporate Unit holders associated with their Corporate Units will not be forfeited or diminished if such holders do not tender. Apart from (i) the fact that New Albertson’s will seek to de-list the Corporate Units from the NYSE following consummation of the Offer and (ii) the reduced liquidity in the market of the Corporate Units following consummation of the Offer, SUPERVALU is unaware of any potential adverse effect of the Offer on Corporate Unit holders who decline to tender.

•	The Offer was unanimously approved by all the directors of SUPERVALU, including all independent directors.

•	Since none of the Corporate Units are held by affiliates of SUPERVALU, none of SUPERVALU’s directors or officers had any conflict of interest in considering or approving the Offer.”

The last sentence of the penultimate paragraph of the section entitled “Special Factors—Fairness and Factors Considered in Determining Fairness” on page 35 of the Offer to Purchase has been deleted in its entirety.

The last paragraph of the section entitled “Special Factors—Fairness and Factors Considered in Determining Fairness” on page 34 of the Offer to Purchase has been revised to read as follows:

“Because the Offer is a purchase of Corporate Units for cash, it was not necessary to determine the cash value of the consideration payable in the Offer when considering whether the Offer was fair to unaffiliated Corporate Unit holders and we have determined that the amount of such consideration was fair as discussed above.”

The following new paragraph has been added under the last full paragraph of the section entitled “Special Factors—Fairness and Factors Considered in Determining Fairness” on page 35 of the Offer to Purchase:

“New Albertson’s reasonably believes that the Offer is fair in its entirety to unaffiliated Corporate Unit holders, including, without limitation, the amount and form of consideration offered. New Albertson’s is a wholly owned subsidiary of SUPERVALU, all of the members of the Board of Directors of New Albertson’s are employees of SUPERVALU and the executive officers of New Albertson’s are also executive officers of SUPERVALU. In making its determination as to the fairness of the Offer, New Albertson’s considered the same factors related to the fairness of the Purchase Price and the procedural fairness of the Offer and reached the same conclusion as to the fairness of the Offer as SUPERVALU.”

Schedule 13E-3, Item 10.    Source and Amounts of Funds or Other Consideration.

The amendments to Item 7 of the Schedule TO are incorporated herein by reference.

Schedule 13E-3, Item 16.    Exhibits.

The amendments to Item 12 of the Schedule TO are incorporated herein by reference.

3

Item 12.	Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following:

Exhibit (a)(5)(B)	Press release issued by SUPERVALU on November 3, 2006.

4

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 3, 2006	NEW ALBERTSON’S, INC.

	By:	/s/ Sherry M. Smith
	Name:	Sherry M. Smith
	Title:	Senior Vice President/Finance

SUPERVALU INC.

	By:	/s/ Sherry M. Smith
	Name:	Sherry M. Smith
	Title:	Senior Vice President/Finance

EXHIBIT INDEX

Exhibit Number	Description
(a)(1)(A)	Offer to Purchase, dated October 23, 2006.**

(a)(1)(B)	Form of Letter of Transmittal.**

(a)(1)(C)	Form of Notice of Guaranteed Delivery.**

(a)(1)(D)	Form of Letter to Registered Holders and Depository Trust Company Participants.**

(a)(1)(E)	Form of Letter to Clients.**

(a)(1)(F)	Form of Letter to Holders of Corporate Units.**

(a)(2)	None.

(a)(3)	Offer to Purchase, dated October 23, 2006 (filed as Exhibit (a)(1)(A) above).**

(a)(4)	None.

(a)(5)	Press release issued by SUPERVALU on October 23, 2006.**

(a)(5)(A)	Press release issued by SUPERVALU on October 31, 2006.***

(a)(5)(B)	Press release issued by SUPERVALU on November 3, 2006.*

(b)	Credit Agreement, dated June 1, 2006, by and among SUPERVALU, The Royal Bank of Scotland PLC, Bank of America, Citibank, Rabobank International, Cobank, ACB, U.S. Bank National Association, and Various Financial Institutions and Other Persons from Time to Time Parties Hereto (incorporated herein by reference to Exhibit 4.1 to SUPERVALU’s Current Report on Form 8-K filed with the Securities and Exchange Commission on June 7, 2006).

(c)	None.

(d)(1)	Indenture, dated as of May 1, 1992, between Old Albertson’s and Morgan Guaranty Trust Company of New York, as trustee (incorporated by reference to Exhibit 4.1 to the Registration Statement on Form S-3 of Old Albertson’s (File No. 333-41793) filed with the Securities and Exchange Commission on December 9, 1997).

(d)(2)	Supplemental Indenture No. 1, dated as of May 7, 2004, between Old Albertson’s and U.S. Bank Trust National Association, as trustee.**

(d)(3)	Supplemental Indenture No. 2, dated as of June 1, 2006, among Albertson’s LLC, New Albertson’s and U.S. Bank Trust National Association, as successor trustee (incorporated by reference to Exhibit 4.9 to SUPERVALU’s Current Report on Form 8-K filed with the Securities and Exchange Commission on June 7, 2006).

(d)(4)	Purchase Contract Agreement, dated as of May 7, 2004, between Old Albertson’s and U.S. Bank Trust National Association, as purchase contract agent.**

(d)(5)	First Supplement to the Purchase Contract Agreement, dated as of June 1, 2006, among Old Albertson’s, New Albertson’s and U.S. Bank Trust National Association, as purchase contract agent (incorporated by reference to Exhibit 4.10 to SUPERVALU’s Current Report on Form 8-K filed with the Securities and Exchange Commission on June 7, 2006).

(d)(6)	Second Supplement to the Purchase Contract Agreement, dated as of June 1, 2006, among Albertson’s LLC, New Albertson’s and U.S. Bank Trust National Association, as purchase contract agent (incorporated by reference to Exhibit 4.11 to SUPERVALU’s Current Report on Form 8-K filed with the Securities and Exchange Commission on June 7, 2006).

(d)(7)	Third Supplement to the Purchase Contract Agreement, dated as of June 2, 2006, among New Albertson’s, SUPERVALU and U.S. Bank Trust National Association, as purchase contract agent (incorporated by reference to Exhibit 4.12 to SUPERVALU’s Current Report on Form 8-K filed with the Securities and Exchange Commission on June 7, 2006).

*	Filed herewith.

**	Previously filed as an exhibit to the Schedule TO filed with the Securities and Exchange Commission on October 23, 2006.

***	Previously filed as an exhibit to Amendment No. 1 to the Schedule TO filed with the Securities and Exchange Commission on October 31, 2006.

Exhibit Number	Description
(d)(8)	Pledge Agreement, dated as of May 7, 2004, between Old Albertson’s and U.S. Bank Trust National Association, as collateral agent, custodial agent, securities intermediaries, and purchase contract agent.**

(d)(9)	First Supplement to the Pledge Agreement, dated as of June 1, 2006, among Albertson’s LLC, New Albertson’s and U.S. Bank Trust National Association, as collateral agent, custodial agent, securities intermediaries, and purchase contract agent (incorporated by reference to Exhibit 4.14 to SUPERVALU’s Current Report on Form 8-K filed with the Securities and Exchange Commission on June 7, 2006).

(d)(10)	Remarketing Agreement, dated as of May 7, 2004, among Old Albertson’s, Banc of America Securities LLC, as remarketing agent, and U.S. Bank Trust National Association, as purchase contract agent.**

(d)(11)	Assignment and Assumption Agreement, dated as of June 1, 2006, among Albertson’s LLC, New Albertson’s and Banc of America Securities LLC, as remarketing agent (incorporated by reference to Exhibit 4.14 to SUPERVALU’s Current Report on Form 8-K filed with the Securities and Exchange Commission on June 7, 2006).

(f)	None.

(g)	None.

(h)	None.

*	Filed herewith.

**	Previously filed as an exhibit to the Schedule TO filed with the Securities and Exchange Commission on October 23, 2006.

***	Previously filed as an exhibit to Amendment No. 1 to the Schedule TO filed with the Securities and Exchange Commission on October 31, 2006.